SNAPIFY CORP.

FINANCIAL STATEMENTS

JANUARY 17, 2023

SNAPIFY CORP.

JANUARY 17, 2023

CONTENTS

	PAGE
Independent Auditor's Report	1
Financial Statements	
Balance Sheet	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

BARTON CPA

Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com Cypress, Texas

INDEPENDENT AUDITOR'S REPORT

To the Stockholders' of
Snapify Corp.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Snapify Corp., which comprise the balance sheet as of January 17, 2023 (inception), and the related statements of operations, changes in stockholders' equity, and cash flows for the period of January 17, 2023 (inception), and the related notes to the financial statements.

In our opinion, the accompanying financial statements presents fairly, in all material respects, the financial position of Snapify Corp. as of January 17, 2023 (inception), and the results of its operations and its cash flows for the period of January 17, 2023 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Snapify Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to begin intended operations, and therefore a substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Snapify Corp.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Snapify Corp.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Snapify Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Cypress, Texas
March 2, 2023

SNAPIFY CORP.
BALANCE SHEET

	January 17, 2023
ASSETS	
Current assets	
Cash and cash equivalents	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ -
Total current liabilities	-
Commitments and contingencies	
Stockholders' equity	
Common stock, par value $0.01, 5,000 authorized, 100 issued and outstanding	1
Additional paid-in capital	-
Subscription receivable	(1)
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying notes to financial statements.

SNAPIFY CORP.
STATEMENT OF OPERATIONS

		January 17, 2023
Revenue	$	-
<u>Operating cost and expenses</u>		
General and administrative		-
Total operating expenses		-
Net income	$	-

See accompanying notes to financial statements.

SNAPIFY CORP.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
	Shares	**Amount**				
Balance at January 17, 2023 (Inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	100	1	-	(1)	-	-
Net income	-	-	-	-	-	-
Balance at January 17, 2023	100	$ 1	$ -	$ (1)	$ -	$ -

See accompanying notes to financial statements.

SNAPIFY CORP.
STATEMENT OF CASH FLOWS

		January 17, 2023
Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in assets:		-
Increase (decrease) in liabilities:		
Accounts payable		-
Net cash used in operating activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-

See accompanying notes to financial statements.

NOTE 1: Nature of operations

Nature of the business

Snapify Corp. (the "Company") was incorporated in the State of Delaware on January 17, 2023. The Company provides technology solutions and services for professional photographers to streamline their post-processing workflow.

On January 24, 2023, Snapify LTD was incorporated in Jerusalem, Israel as 100% owned subsidiary of the Company. Snapify LTD develop hardware and software solutions in the space of professional photography.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2: Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2: Summary of significant accounting policies (continued)

Fair value of financial instruments

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The carrying values of the Company's accounts receivable and accounts payable approximate their fair values due to the short-term nature of these assets and liabilities.

Revenue recognition

The Company will recognize revenue in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

To date, the Company has not generated any revenues.

Accounts receivable

Accounts receivables are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of January 17, 2023, the Company determined there was no allowance for doubtful accounts necessary.

NOTE 2: Summary of significant accounting policies (continued)

Subscription receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4: Stockholders' equity

As of January 17, 2023, the Company was authorized to issue 5,000 shares of par value $0.01 common stock. As of January 17, 2023, 100 shares of common stock have been issued and are outstanding.

NOTE 4: Stockholders' equity (continued)

Voting

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

NOTE 5: Subsequent events

See Note 1 for subsequent event regarding incorporation of subsidiary.

The Company has evaluated all events that have occurred after the balance sheet date through March 2, 2023, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.